Exhibit (a)(1)(F)

This announcement is neither a solicitation of proxies nor an offer to purchase, nor a solicitation of an offer to sell, any securities of Donegal Group Inc. The Offer (as defined below) is being made solely by means of the Offer to Purchase of Gregory M. Shepard, dated March 20, 2013, the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares (as defined below). The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws or any administrative or judicial action pursuant thereto.

Notice of Offer to Purchase for Cash

962,636 of the Outstanding Shares of

Class B Common Stock

of

DONEGAL GROUP INC.

at

$30.00 Net Per Share

by

GREGORY M. SHEPARD

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,

NEW YORK CITY TIME, ON APRIL 19, 2013, UNLESS THE

OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE

“EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made by Gregory M. Shepard, a Florida resident (the “Offeror”), to purchase 962,636 of the issued and outstanding shares of Class B Common Stock, par value $0.01 per share (the “Class B Shares”), of Donegal Group Inc. (the “Company”), for $30.00 per share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offeror will pay all charges and expenses of D.F. King & Co., Inc., as Information Agent (the “Information Agent”), and The Colbent Corporation, as Depositary (the “Depositary”), incurred in connection with the Offer. The Offeror will not pay any fees or commissions to any broker or dealer or any other person, other than the Depositary and the Information Agent, in connection with the solicitation of tenders of Class B Shares pursuant to the Offer.

The Offer is not conditioned upon the Offeror obtaining financing or any due diligence review. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn prior to 11:59 p.m., New York City time, on April 19, 2013 (the “Expiration Date”, unless the Offeror shall have extended the period during which the Offer is open, in which event “Expiration Date” shall mean the time and date at which the Offer, as so extended by the Offeror, shall expire) at least 925,000 Class B Shares.

The Offer is also subject to, among other things: (1) the appointment of three persons selected by the Offeror to the Boards of Directors of the Company and Donegal Mutual Insurance Company, with no increase in the size of each board from 12 directors; (2) the Company not issuing any additional stock options (except stock options issued pursuant to currently approved stock option plans), any rights to purchase Class A or Class B Shares, or any additional Class A or Class B Shares or preferred stock; (3) the Offeror having obtained all regulatory approvals from state insurance regulators and federal bank regulators necessary to complete the offer on terms and conditions satisfactory to Offeror in his reasonable discretion; (4) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (5) no litigation involving the Offer. See Sections 14 and 15 of the Offer to Purchase.

The Offeror expressly reserves the right, in his sole discretion, at any time and from time to time: (i) to extend the period of time during which the Offer is open, which may delay acceptance for payment of, and the payment for, any Class B Shares; (ii) to waive any of the conditions to the Offer; or (iii) to amend the Offer, including by increasing the consideration offered, in each case, by giving oral or written notice of such extension, waiver or amendment to the Depositary and making a public announcement thereof. In addition, the Offeror may extend the Offer for any period permitted by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or as permitted by applicable law.

Tenders of Class B Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If all conditions to the Offer have been satisfied on the Expiration Date, the Offeror will deposit with the Depositary the proceeds required to consummate the Offer and will promptly accept for payment and pay for all properly tendered Class B Shares that have not been withdrawn. The Offeror will not accept Class B Shares for payment unless all conditions to the Offer have been satisfied or waived. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE.

A request is being made to the Company for the use of its stockholder lists and security position listings for the purposes of disseminating the Offer to Purchase, the related Letter of Transmittal and other relevant materials to the shareholders. Upon compliance by the Company with such request, the Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record shareholders and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listings, for subsequent transmittal to beneficial owners of the Company’s shares.

THIS SUMMARY ADVERTISEMENT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, WHICH CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are being filed today with the U.S. Securities and Exchange Commission and will be made available through its website at http://www.sec.gov/. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Offeror’s expense.

The Depositary for the Offer is:

The Colbent Corporation

By Overnight Courier:	By Regular Mail:

The Colbent Corporation Attention: Corporate Actions 161 Bay State Drive Braintree, MA 02184	The Colbent Corporation Attention: Corporate Actions P.O. Box 85908 Braintree, MA 02185-9208

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Banks and Brokerage Firms Please Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 967-5079

Email: information@dfking.com